August 25, 2008

Michelle Lacko
U.S. Securities Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE:         Universal Holdings, Inc.
Amendment No. 1 to Form S-1
Filed August 15, 2008
File No. 333-152571

Dear Ms. Lacko:

We represent Universal Holdings, Inc. (the “Company”). We are in receipt of your letter dated August 22, 2008 regarding the above referenced filing and the following are our responses:

Prospectus

Outside Front Cover Page

1.
We note your response to prior comment 1. When the purchasers purchased restrictive, illiquid shares for $.10 a share, they agreed that they were worth ten cents a share with the restrictions of a non-public security. Now they are registering a liquid, non-restrictive security. Either revise the price or explain why the changed factors do not result in a different price.

Answer:   Please note that the price has been increased to $.20 per share to reflect the fact that the shares are a liquid, non restrictive security.  This change in price is reflected throughout the document.

Description of Business, page 8

2.
We note your response to previous comment 2. Please reconcile your disclosure in Exhibit 10.2 that Universal Products Marketing, Inc. purchased the Turn Key patent and original inventory from Advance Thermo Control, Ltd. with your disclosure on page 9 that Universal Product Marketing Co. purchased the Turn Key patent and original inventory from Advanced Technical Components, Inc. Also, we have reviewed the letters set forth as Exhibit 10.2. Please revise your disclosure to describe the nature of your agreement with The Nash Group for the patent. Your discussion should highlight the fact that your agreement is limited to a letter from The Nash Group indicating that it sold you "the patent" but does not identify specifically the patent or describe the terms of the sale. In addition, please revise to discuss the risk associated with your rights to the patent in light of the nature of Exhibit 10.2.

Answer:   Page 9 of the S-1 has been revised to be consistent with the Exhibit 10.2 to state that the Agreement is actually with Advance Thermo Control, Ltd. the parent corporation of Advanced Technical Components, Inc.  This section has also been described to describe the nature of agreement and to specifically state that it is limited to a letter from The Nash Group indicating that it sold the Company "the patent" but does not identify specifically the patent or describe the terms of the sale. In addition, this section has been revised to discuss the risk associated with your rights to the patent in light of the Company’s agreement for the patent.  In addition, a risk factor has been added to discuss these risks.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /S/ GREGG E. JACLIN
           GREGG E. JACLIN